Exhibit 99.2

INLIF LIMITED Announces Closing of US$8 Million Initial Public Offering

Quanzhou, China, January 3, 2025 -- INLIF LIMITED (Nasdaq: INLF) (the “Company” or “INLIF”), a company engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms, today announced the closing of its initial public offering (the “Offering”) of 2,000,000 ordinary shares at a public offering price of US$4.00 per ordinary share. The ordinary shares began trading on the Nasdaq Capital Market on January 2, 2025 under the ticker symbol “INLF.”

The Company received aggregate gross proceeds of US$8 million from the Offering, before deducting underwriting discounts and other related expenses payable by the Company. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 300,000 ordinary shares at the public offering price, less underwriting discounts.

Net proceeds from the Offering will be used for (i) the construction of a 5G digital intelligent equipment production base; (ii) establishing 24 local marketing and service offices within the PRC; (iii) the construction of an industrial robot and automation application technology research and development center; and (iv) working capital.

The Offering was conducted on a firm commitment basis. AC Sunshine Securities LLC acted as underwriter for the Offering (the “Underwriter”). Hunter Taubman Fischer & Li LLC acted as U.S. securities counsel to the Company, and iTKG Law LLC acted as U.S. counsel to the Underwriter in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-279569) and was declared effective by the SEC on December 20, 2024. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained from AC Sunshine Securities LLC, Attn: 200 E. Robinson Street, Suite 295, Orlando, FL 32801, or by email at prospectus@acsunshine.com, or by calling +1(689)-867-6218. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About INLIF LIMITED

Through its PRC operating entity, Ewatt Robot Equipment Co. Ltd., established in September 2016, INLIF is engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms. It is also a provider of installation services and warranty services for manipulator arms, and accessories and raw materials for manipulator arms. The Company produces an extensive portfolio of injection molding machine-dedicated manipulator arms, including transverse single and double-axis manipulator arms, transverse and longitudinal multi-axis manipulator arms, and large bullhead multi-axis manipulator arms, all developed by itself. For more information, please visit the Company’s website: https://ir.yiwate88.com./

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Registration Statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

INLIF LIMITED
Investor Relations Department
Email: ir@yiwate88.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com